
02004768

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


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APR 1 2 2002
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46993

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Commodore Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 East 58th Street
(No. and Street)

New York	NY	10155
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Hammock 212-750-4600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Most Horowitz & Company, LLP
(Name – *if individual, state last, first, middle name*)

675 Third Avenue, 23rd Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, William R. Hammock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commodore Securities Corp., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMODORE SECURITIES CORP.

FINANCIAL STATEMENTS
DECEMBER 31, 2001

INDEX



Most Horowitz & Company, LLP

Certified Public Accountants

675 Third Avenue
New York, New York 10017
Telephone 212/972-7500
Fax 212/972-7050
www.mosthorowitz.com

February 22, 2002

To the Stockholder
Commodore Securities Corp.
New York, New York

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Commodore Securities Corp., a wholly-owned subsidiary of Nichimen American Capital Corp., as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commodore Securities Corp. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Most Horowitz & Company, LLP.

COMMODORE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS	
Cash	$ 8,655
Accounts receivable (Note 3)	3,600
TOTAL CURRENT ASSETS	12,255
NONCURRENT ASSET	
Investment	3,300
TOTAL ASSETS	**$15,555**

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses and other current liabilities	$ 3,955
STOCKHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding	1,000
Additional paid-in capital	24,389
Accumulated deficit	(13,789)
TOTAL STOCKHOLDER'S EQUITY	**11,600**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$15,555**

See notes to financial statements

COMMODORE SECURITIES CORP.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUES	
Fee income (Note 3)	$3,600
Interest income	134
TOTAL REVENUES	**3,734**
EXPENSES	
Professional fees	4,500
Dues	1,498
Income taxes	1,018
Miscellaneous	116
TOTAL EXPENSES	**7,132**
NET LOSS	**($3,398)**

See notes to financial statements

COMMODORE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2001	10	$1,000	$21,140	($10,391)	$11,749
Costs of contributed services			3,249		3,249
Net loss	—	—	—	(3,398)	(3,398)
Balance, December 31, 2001	**10**	**$1,000**	**$24,389**	**($13,789)**	**$11,600**

See notes to financial statements

COMMODORE SECURITIES CORP.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES	
Net loss	($ 3,398)
Adjustments to reconcile net loss to net cash used in operating activities	
Cost of contributed services	3,249
Increase (decrease) in cash from	
Decrease in cash from accounts receivable	(3,600)
Increase in cash from accrued expenses	1,000
NET CASH USED BY OPERATING ACTIVITIES	**(2,749)**
CASH - beginning of year	11,404
CASH - end of year	**$ 8,655**
Supplemental disclosures of cash flow data	
Income taxes paid	$ 1,018

See notes to financial statements

COMMODORE SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Commodore Securities Corp. (Company), a wholly-owned subsidiary of Nichimen America Capital Corp., is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is restricted to brokering financial transactions involving private placements of securities. For the year ended December 31, 2001, the Company had not participated in any private placements. Accordingly, the Company was not, and does not expect to be, carrying customer accounts, taking custody of securities or extending margin credit to its customers.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule-1 (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $8,174, which was $3,174 in excess of its required net capital of $5,000. The Company's net capital ratio was .48 to 1.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, an affiliated company, with a common parent, incurred costs directly related to the Company's operations as a broker-dealer of $3,249. Management has determined that the Company will not be required to reimburse such costs, and, accordingly, the accompanying financial statements reflect a charge to operations and a contribution to capital. Also, the Company has provided investment advisory services to the same affiliated company totaling $3,600 for the year ended December 31, 2001.

4. INCOME TAXES

The Company is included in the consolidated Federal income tax returns of its parent company and was not allocated any Federal income taxes. The Company is required to file New York State and New York City income tax returns.

COMMODORE SECURITIES CORP.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2001

Total stockholder's equity	$11,600
Deduct: Securities not readily marketable	(3,300)
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f) - money market account)	(126)
Net Capital	$ 8,174
Aggregate indebtedness	$ 3,955
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over $5,000 minimum net capital	$ 3,174
Excess of net capital at 1,000%	$ 7,778
Ratio of aggregate indebtedness to net capital	.48 to 1
Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2001:	
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 9,855
Decrease in net capital resulting from changes in:	
Haircuts on securities	(126)
Audit adjustments, net	(1,555)
Net capital per above	$ 8,174
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report	$ 2,400
Increase in aggregate indebtedness resulting from adjustments to accrued expenses	1,555
Aggregate indebtedness per above	$ 3,955

See independent auditors' report



Most Horowitz & Company, LLP

Certified Public Accountants

675 Third Avenue
New York, New York 10017
Telephone 212/972-7500
Fax 212/972-7050
www.mosthorowitz.com

February 22, 2002

Board of Directors
Commodore Securities Corp.
New York, New York

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

In planning and performing our audit of the financial statements and supplemental schedule of Commodore Securities Corp. (Company), a wholly-owned subsidiary of Nichimen America Capital Corp., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Most Horowitz + Company, LLP.